UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006.

Commission File Number:  0-31108

EL NINO VENTURES INC.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___EL NINO VENTURES INC._____

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____June 5, 2006_________________

Date

EL NINO VENTURES INC.

TSX.H Trade Symbol: ELN  OTCBB:  ELNOF

For Immediate Release

NEWS RELEASE

EL NINO ANNOUNCES APPOINTMENT OF NEW PRESIDENT

May 10, 2006, Vancouver, BC – El Nino Ventures Inc. (the “Company”) (TSX.V: ELN OTCBB: ELNOF FRANKFURT: E7Q) reports that Mr. Jean Luc Roy has been appointed as President and Chief Operating Officer (“COO”) of the Company.

Jean Luc Roy, M.B.A, President, has over twenty years experience in the Mining Industry.  The majority of Mr. Roy’s experience has been in Africa for companies such as International Gold Resources, Ashanti Goldfields Inc., Semafo, and First Quantum Minerals.  Mr. Roy has managed projects from exploration through to production in three different countries and has extensive experience in negotiations at all levels.  Mr. Roy, as Managing Director, played a crucial role in First Quantum Minerals’ success in the Democratic Republic of Congo (“DRC”), by successfully placing a mining operation into production during a period of major unrest in the country.  During Mr. Roy’s tenure with First Quantum Minerals, the company went from a $250 million dollar market cap to a multi billion dollar market capitalization.  Mr. Roy was also instrumental in securing First Quantum Mineral’s extensive land positions in the DRC.

Harry Barr, Chairman, CEO and director, stated, “We are pleased to have Jean-Luc join El Nino Venture’s management team.  Jean-Luc has a strong track record in acquisition, exploration and development of mineral projects through to production.  His combined experience will be invaluable as El Nino Ventures moves in a very aggressive acquisition phase to acquire a diversified mineral portfolio”.

The foregoing appointment may be subject to regulatory approval.

About El Nino Ventures Inc.

El Nino Ventures Inc. is the newest member of the Gold, Platinum, and Uranium Group which includes, Pacific North West Capital Corp.(TSX: PFN OTCBB: PAWEF Frankfurt: P7J), CanAlaska Ventures Ltd. (TSX.V: CVV OTCBB:CVVLF, Frankfurt: DH7), Freegold Ventures Limited, (TSX: ITF OTCBB: FGOVF Frankfurt: FR4)

After a successful 2005 programs on the Bancroft Uranium projects, El Nino is now embarking on an aggressive acquisition program for new mineral projects, particularly in Canada, Eastern/Central Europe and Alaska.  El Nino Ventures Inc. is listed on The TSX Venture Exchange, (ELN) and on the United States OTCBB under the symbol: ELNOF and on the Frankfurt: E7Q).

On Behalf of the Board  Of Directors,

“Harry Barr”

Harry Barr

Chairman

Further information

Toll Free 1.800.667.1870

Fax 604.685.8045

2303 West 41st Avenue, Vancouver, BC    V6M 2A3

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.  CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

EL NINO VENTURES INC.

TSX.H Trade Symbol: ELN  OTCBB:  ELNOF

For Immediate Release

NEWS RELEASE

El Nino Announces Option Agreement with Falconbridge

Bathurst Zinc Mining Camp, Bathurst, New Brunswick

May 26, 2006, Vancouver, BC – El Nino Ventures Inc. (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that it has entered into an Option Agreement with Falconbridge Limited (TSX: FAL.LV and NYSE: FAL) to explore the Bathurst Mining Camp, New Brunswick. The Bathurst Camp is a world class mining district with full mining, milling and smelter infrastructure, containing numerous copper, zinc, lead and silver volcanogenic massive sulphide deposits of different sizes, ranging up to the Brunswick # 12 deposit which contained more than 300 million tonnes of massive sulphide. The Brunswick # 12 zinc, lead, copper, silver mine, owned by Falconbridge, currently operates at approximately 10,000 tonnes per day.

El Nino Ventures will initially have the opportunity to earn a 50% interest in a large number of mineral claims and two permitted areas held by Falconbridge occupying approximately 108,800 hectares (approximately 268,736 acres). In order to vest with a 50% interest El Nino is required to spend $5.0 million on exploration by March 31, 2008 with a minimum expenditure of $2.5 million by March 31, 2007.

Upon vesting with a 50% interest in the Property El Nino Ventures will have 90 days in which to elect to carve out one or more Project Areas from the existing Property, in each of which El Nino can increase its interest to 65% by spending an additional $2.0 million over three years, and can increase its interest in each Project Area still further to 75%, by spending an additional $3.0 million over another two years. Falconbridge can back-in to increase its position from either a 35% or 25% interest level to 50%, by contributing 2.5 times El Nino’s expenditure made to increase its interest above 50%. Falconbridge may increase its interest in one or more Project Area from 50% to 70% at any time by electing to complete a Feasibility Study, or expend an additional $20 million on each Project Area within three years: or five years if underground work is necessary to complete the study. Falconbridge will have the right to process El Nino’s share of ore from any future operation.

The optioned claims and permits overlie a highly prospective sequence of volcanic and sedimentary rocks which extend for kilometres and have largely only been explored to shallow depths. Falconbridge as Project Operator, will employ leading edge deeply penetrating geophysical techniques, including Titan 24 surveys to define drill targets. These systems enable highly reliable testing to much greater depths than earlier surveys.  Approximately 24,000m (over 78,000 feet) of diamond drilling comprising about 34 diamond drill holes, employing three drill rigs, is anticipated to be completed during the first year program. Practically all of the funds contributed by El Nino to the initial program will be devoted to diamond drilling. The program is scheduled to commence immediately.

A Management Committee, comprising two representatives each from El Nino Ventures and Falconbridge will make all strategic and planning decisions relating to exploration of the Property.  One of El Nino’s exploration personnel will work with Falconbridge’s Bathurst exploration team during the first two years of the Agreement.

Jean Luc Roy, El Nino’s President, commented “The Bathurst Option and Joint Venture Agreement will allow El Nino to participate in the exploration of a world class mining camp, using the expertise of the Falconbridge technical team. We look forward to an aggressive and exciting 2006/2007 exploration program as El Nino begins the Bathurst zinc/base metal project, and continues to acquire new projects, in our targeted areas of Canada, Alaska, and Eastern/Central Europe”.

Normand Dupras, Director of Exploration, Bathurst, for Falconbridge Limited stated “We are very pleased to be commencing this new program with El Nino Ventures.  Our focus remains committed to finding a new mineral deposit in the vicinity of the existing Bathurst mine site, utilizing our vast database and advanced technology”.

About El Nino Ventures Inc.

El Nino is an exploration stage company currently developing an aggressive global acquisition strategy.  Our business model is to revisit former mining regions, apply new technologies to advanced stage exploration targets, and aggressively acquire new projects.  Our present focus is on Canada, Alaska, and Eastern / Central Europe.  In Canada, El Nino has an Option / Joint Venture with Falconbridge Ltd. to explore the world class Bathurst Zinc / Base Metals Mining Camp in New Brunswick.  The Company is also exploring for uranium in the Bancroft uranium camp in Ontario.  El Nino is currently negotiating on new projects in Alaska, and Eastern/Central Europe.

On Behalf of the Board of Directors

“Harry Barr”

Harry Barr

Chairman

The Toronto Stock Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

EL NINO VENTURES INC.

TSX.H Trade Symbol: ELN  OTCBB:  ELNOF

FOR IMMEDIATE RELEASE

News Release

NON-BROKERED PRIVATE PLACEMENT

Vancouver, BC – May 26, 2006.  El Nino Ventures Inc. (the “Company”) (TSX.V: ELN; OTCBB: ELNOF; FRANKFURT: E7Q) wishes to announce a non-brokered private placement of up to 8,750,000 units at a purchase price of $0.80 per unit for gross proceeds of up to $7,000,000.  Each unit will consist of one common share in the capital of the Company and one-half of one non-transferable share purchase warrant.  Each whole warrant will entitle the holder thereof to purchase one additional common share of the Company for a period of one year from the closing date at a price of $1.00 per share.

The Company has yet to determine whether a portion of the units to be issued will have flow-through privileges attached to them.  A finder’s fee of up to 7% may be paid in cash and/or warrants.

The proceeds will be used for the first phase of the option / joint venture with Falconbridge Limited to explore the Bathurst Zinc / Base Metals Mining Camp in New Brunswick, as well as working capital and new acquisitions.

The foregoing is subject to regulatory approval.

About El Nino Ventures Inc.

El Nino is an exploration stage company currently developing an aggressive global acquisition strategy.  Our business model is to revisit former mining regions, apply new technologies to advanced stage exploration targets, and aggressively acquire new projects.  Our present focus is on Canada, Alaska, and Eastern / Central Europe.  In Canada, El Nino has an Option / Joint Venture with Falconbridge Ltd. to explore the world class Bathurst Zinc / Base Metals Mining Camp in New Brunswick.  The Company is also exploring for uranium in the Bancroft uranium camp in Ontario.  El Nino is currently negotiating on new projects in Alaska, and Eastern/Central Europe.

On Behalf of the Board of Directors

“Harry Barr”

Harry Barr

Chairman

The Toronto Stock Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

May 10, 2006

Item 3: Press Release

A Press release dated and issued May 10, 2006 in Vancouver, BC to the TSX Venture Exchange and through various other approved public media.

Item 4: Summary of Material Change

El Nino Ventures Inc. announces appointment of new President

Item 5: Full Description of Material Change

May 10, 2006, Vancouver, BC – El Nino Ventures Inc. (the “Company”) (TSX.V: ELN OTCBB: ELNOF FRANKFURT: E7Q) reports that Mr. Jean Luc Roy has been appointed as President and Chief Operating Officer (“COO”) of the Company.

Jean Luc Roy, M.B.A, President, has over twenty years experience in the Mining Industry.  The majority of Mr. Roy’s experience has been in Africa for companies such as International Gold Resources, Ashanti Goldfields Inc., Semafo, and First Quantum Minerals.  Mr. Roy has managed projects from exploration through to production in three different countries and has extensive experience in negotiations at all levels.  Mr. Roy, as Managing Director, played a crucial role in First Quantum Minerals’ success in the Democratic Republic of Congo (“DRC”), by successfully placing a mining operation into production during a period of major unrest in the country.  During Mr. Roy’s tenure with First Quantum Minerals, the company went from a $250 million dollar market cap to a multi billion dollar market capitalization.  Mr. Roy was also instrumental in securing First Quantum Mineral’s extensive land positions in the DRC.

Harry Barr, Chairman, CEO and director, stated, “We are pleased to have Jean-Luc join El Nino Venture’s management team.  Jean-Luc has a strong track record in acquisition, exploration and development of mineral projects through to production.  His combined experience will be invaluable as El Nino Ventures moves in a very aggressive acquisition phase to acquire a diversified mineral portfolio”.

The foregoing appointment may be subject to regulatory approval.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

May 10, 2006__________________

Date

“Harry Barr”

_____________________________

Signature of authorized signatory

__Harry Barr___________________

Print name of signatory

__Chairman____________________

Official capacity

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

May 26, 2006

Item 3: Press Release

A Press release dated and issued May 26, 2006 in Vancouver, BC to the TSX Venture Exchange and through various other approved public media.

Item 4: Summary of Material Change

El Nino Ventures Inc. announces Option Agreement with Falconbridge, Bathurst Zinc Mining Camp, Bathurst, New Brunswick.

Item 5: Full Description of Material Change

May 26, 2006, Vancouver, BC – El Nino Ventures Inc. (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that it has entered into an Option Agreement with Falconbridge Limited (TSX: FAL.LV and NYSE: FAL) to explore the Bathurst Mining Camp, New Brunswick. The Bathurst Camp is a world class mining district with full mining, milling and smelter infrastructure, containing numerous copper, zinc, lead and silver volcanogenic massive sulphide deposits of different sizes, ranging up to the Brunswick # 12 deposit which contained more than 300 million tonnes of massive sulphide. The Brunswick # 12 zinc, lead, copper, silver mine, owned by Falconbridge, currently operates at approximately 10,000 tonnes per day.

El Nino Ventures will initially have the opportunity to earn a 50% interest in a large number of mineral claims and two permitted areas held by Falconbridge occupying approximately 108,800 hectares (approximately 268,736 acres). In order to vest with a 50% interest El Nino is required to spend $5.0 million on exploration by March 31, 2008 with a minimum expenditure of $2.5 million by March 31, 2007.

Upon vesting with a 50% interest in the Property El Nino Ventures will have 90 days in which to elect to carve out one or more Project Areas from the existing Property, in each of which El Nino can increase its interest to 65% by spending an additional $2.0 million over three years, and can increase its interest in each Project Area still further to 75%, by spending an additional $3.0 million over another two years. Falconbridge can back-in to increase its position from either a 35% or 25% interest level to 50%, by contributing 2.5 times El Nino’s expenditure made to increase its interest above 50%. Falconbridge may increase its interest in one or more Project Area from 50% to 70% at any time by electing to complete a Feasibility Study, or expend an additional $20 million on each Project Area within three years: or five years if underground work is necessary to complete the study. Falconbridge will have the right to process El Nino’s share of ore from any future operation.

The optioned claims and permits overlie a highly prospective sequence of volcanic and sedimentary rocks which extend for kilometres and have largely only been explored to shallow depths. Falconbridge as Project Operator, will employ leading edge deeply penetrating geophysical techniques, including Titan 24 surveys to define drill targets. These systems enable highly reliable testing to much greater depths than earlier surveys.  Approximately 24,000m (over 78,000 feet) of diamond drilling comprising about 34 diamond drill holes, employing three drill rigs, is anticipated to be completed during the first year program. Practically all of the funds contributed by El Nino to the initial program will be devoted to diamond drilling. The program is scheduled to commence immediately.

A Management Committee, comprising two representatives each from El Nino Ventures and Falconbridge will make all strategic and planning decisions relating to exploration of the Property.  One of El Nino’s exploration personnel will work with Falconbridge’s Bathurst exploration team during the first two years of the Agreement.

Jean Luc Roy, El Nino’s President, commented “The Bathurst Option and Joint Venture Agreement will allow El Nino to participate in the exploration of a world class mining camp, using the expertise of the Falconbridge technical team. We look forward to an aggressive and exciting 2006/2007 exploration program as El Nino begins the Bathurst zinc/base metal project, and continues to acquire new projects, in our targeted areas of Canada, Alaska, and Eastern/Central Europe”.

Normand Dupras, Director of Exploration, Bathurst, for Falconbridge Limited stated “We are very pleased to be commencing this new program with El Nino Ventures.  Our focus remains committed to finding a new mineral deposit in the vicinity of the existing Bathurst mine site, utilizing our vast database and advanced technology”.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

May 29, 2006__________________

Date

“Harry Barr”

_____________________________

Signature of authorized signatory

__Harry Barr___________________

Print name of signatory

__Chairman____________________

Official capacity

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

May 26, 2006

Item 3: Press Release

A Press release dated and issued May 26, 2006 in Vancouver, BC to the TSX Venture Exchange and through various other approved public media.

Item 4: Summary of Material Change

El Nino Ventures Inc. announces a non-brokered private placement of up to 8,750,000 units at a purchase price of $0.80 per unit.

Item 5: Full Description of Material Change

Vancouver, BC – May 26, 2006.  El Nino Ventures Inc. (the “Company”) (TSX.V: ELN; OTCBB: ELNOF; FRANKFURT: E7Q) wishes to announce a non-brokered private placement of up to 8,750,000 units at a purchase price of $0.80 per unit for gross proceeds of up to $7,000,000.  Each unit will consist of one common share in the capital of the Company and one-half of one non-transferable share purchase warrant.  Each whole warrant will entitle the holder thereof to purchase one additional common share of the Company for a period of one year from the closing date at a price of $1.00 per share.

The Company has yet to determine whether a portion of the units to be issued will have flow-through privileges attached to them.  A finder’s fee of up to 7% may be paid in cash and/or warrants.

The proceeds will be used for the first phase of the option / joint venture with Falconbridge Limited to explore the Bathurst Zinc / Base Metals Mining Camp in New Brunswick, as well as working capital and new acquisitions.

The foregoing is subject to regulatory approval.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

May 29, 2006__________________

Date

“Harry Barr”

_____________________________

Signature of authorized signatory

__Harry Barr___________________

Print name of signatory

__Chairman____________________

Official capacity

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